UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25
                     NOTIFICATION OF LATE FILING
                            (Check One):

[   ]     Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X ] Form 10-Q
[   ]     Form N-SAR for period ended:  April 2, 1995.
[   ]     Transition Report on Form 10-K
[   ]     Transition Report on Form 20-F
[   ]     Transition Report on Form 11-K
[   ]     Transition Report on Form 10-Q
[   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Encore Computer Corporation
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if
appropriate)           [X]
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-
K,  10-Q,   N-SAR  or the transition report or portion thereof  could
not  be  filed within the prescribed time period.

On March 17, 1995, the Company completed a significant refinancing of its debt. Because of the material impact it had on 1994 results, the Company delayed completion of its 1994 Form 10-K until this subsequent event could be included in its financial statements. The efforts involved in completion of the 1994 annual report have led to delays in the timely completion of the Form 10-Q for the Company's first fiscal quarter.



PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


     Kenneth Silverstein                     (305)        797-5651
     -------------------                  -----------  ----------------
          (Name)                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                     ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 17, 1995

                      By:    KENNETH G. FISHER        KENNETH S. SILVERSTEIN
                             Kenneth G. Fisher        Kenneth S. Silverstein
                         -----------------------      -----------------------
                         Chief Executive Officer        Corporate Controller
                                                      Chief Accounting Officer




                 ENCORE COMPUTER CORPORATION

           Attachment per Instructions to Part IV(3)


Net sales for the three months ended April 2, 1995 are expected to be approximately $13,000,000 compared to net sales for the comparable period of 1994 of $19,489,000 with significant declines to be reported in both equipment and service sales. The Company continues to experience declining computer system sales as well as a delay in the commencement of sales under its Reseller Agreement with Amdahl Corporation (the "Amdahl Agreement").

The Amdahl Agreement is a five year agreement entered into in 1994 which allows Amdahl the right to distribute the Company's Infinity SP product under the Amdahl brand. The agreement provides Amdahl with the exclusive marketing and distribution rights to the product in exchange for purchase commitments of specified volumes, except for sales to the U.S. government agencies, system integrators responding to government agency bid requests, pre-existing Encore distributors and in Japan, China, and Malaysia, where Encore retains the right to market the products on a non-exclusive basis. Sales under the Amdahl Agreement were anticipated to begin in the second half of 1994 with significant sales volumes scheduled in the first half of 1995.

However, since entering into the agreement certain significant contractual issues have arisen delaying the sale of products. In February 1995 the Company sent a letter to Amdahl notifying Amdahl of its intent to terminate the Amdahl Agreement. Amdahl filed suit in the Delaware Chancery Court on March 29, 1995 seeking to prevent Encore from terminating the agreement. On March 30, 1995, Encore and Amdahl agreed to a "Stand-Still" Agreement to preserve the status quo until the companies could more thoroughly discuss the contractual issues. On April 24, 1995, the companies jointly announced that they had reached an agreement in principle concerning the contractual issues and the Stand-Still agreement had been extended to allow sufficient time to document that agreement. While the companies have made significant progress toward finalizing the resolution of their differences, no sales to Amdahl were recorded in fiscal first quarter revenue.

The Company has invested heavily in the manufacturing and overhead support capacity necessary to meet the purchase commitments of Amdahl in the Amdahl Agreement. However, because of the delays in the commencement of sales under the agreement, the capacity in place has not been fully absorbed. This has adversely affected all elements of the Company's results of operations during the three months ended April 2, 1995.

With regard to declining computer system sales, the decline is due in large part to the fact that (i) certain of the Company's real-time products have reached the end of their life cycles and are increasingly less competitive in today's marketplace and (ii) acceptance of the Company's new open systems technology products in the information systems marketplace has been slower than anticipated. Certain of the Company's principal real-time product offerings are proprietary architectures developed in the early 1980s. Although product enhancements were made, over time these older products have lost some of their technological edge. Accordingly, the Company has been increasingly less competitive selling into new, long-term programs. Replacement products based on open systems technology are available, however, demand for initial versions of the products has been disappointing. In connection with its open system computer system sales, the open systems computer market is still in its infancy. Data processing users are now beginning to adopt the technology but the migration of a data processing operation to an open systems technology is generally viewed as a complex and expensive process. To minimize the perceived risks associated with this migration, early adopters have often selected larger, more established companies as their computer hardware provider.
Accordingly, while the Company's products and technology have received favorable reviews by certain market research firms, Encore has had difficulty penetrating the marketplace.

The net loss for the three months ended April 2, 1995 will be significantly greater than the net loss of $8,904,000 reported for the three months ended April 3, 1994. Contributing to the increased net loss, in addition to the factors mentioned above, are lower gross margins due principally to the current period's lower sales; increased research and development expenses; a one-time, non-cash charge recorded in connection with the extension of the expiration date of certain stock option grants and; higher interest expense due to both higher borrowings and higher interest rates.